UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

MCGRATH RENTCORP

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

580589 - 10- 9

(CUSIP Number)

McGrath RentCorp

5700 Las Positas Road

Livermore, CA 94551

Phone: (925) 606-9200

Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 580589	Page 2 of 7

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Robert P. McGrath
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,385,983
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,385,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,385,983
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 5.85%*
14.	Type of Reporting Person IN

*	Based on 23,708,618 shares of the Company’s Common Stock outstanding on February 25, 2009, as reported in the Company’s Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2009.

CUSIP No. 580589	Page 3 of 7

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Joan M. McGrath
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,385,983
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,385,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,385,983
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 5.85%*
14.	Type of Reporting Person IN

*	Based on 23,708,618 shares of the Company’s Common Stock outstanding on February 25, 2009, as reported in the Company’s Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2009.

CUSIP No. 580589	Page 4 of 7

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of the common stock, (the “Common Stock”), of McGrath RentCorp, a California corporation (the “Company”), whose principal executive offices are located at 5700 Las Positas Road, Livermore, CA 94551.

Item 2.	Identity and Background

(a) This Statement is filed on behalf of Robert P. McGrath and his spouse, Joan M. McGrath.

(b) The address of Mr. McGrath and Ms. McGrath is c/o McGrath RentCorp, 5700 Las Positas Road, Livermore, CA 94551.

(c) Mr. McGrath is the Chairman of the Board of Directors of the Company, which is a diversified business to business rental company with three rental products; relocatable modular buildings, electronic test equipment, and liquid and solid containment tanks and boxes. Ms. McGrath retired from the Board of Directors of the Company in June 2008.

(d) Neither Mr. McGrath nor Ms. McGrath has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Mr. McGrath nor Ms. McGrath has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McGrath and Ms. McGrath are each citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Except with respect to shares of Common Stock awarded to Mr. McGrath and Ms. McGrath in consideration of their service as directors of the Company, the shares of Common Stock owned by Mr. McGrath and Ms. McGrath were purchased with personal funds.

Item 4.	Purpose of Transaction

Mr. McGrath and Ms. McGrath acquired the securities of the Company purchased by them for investment purposes and not with a view toward or having the effect of directing control of the Company. As a result of Mr. McGrath’s position as Chairman of the Board of Directors of the Company, Mr. McGrath may effect a measure of control over the Company.

Mr. McGrath and Ms. McGrath will review from time to time various factors relevant to their beneficial ownership of the Company’s securities, including trading prices for the Company’s Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s Common Stock that they beneficially hold, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Mr. McGrath and Ms. McGrath have in the past acquired, and Mr. McGrath may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with his or her service as a director of the Company.

CUSIP No. 580589	Page 5 of 7

Other than as set forth herein and in Mr. McGrath’s capacity as a director of the Company, Mr. McGrath and Ms. McGrath have no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D. Mr. McGrath and Ms. McGrath may in the future take such actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, Mr. McGrath and Ms. McGrath beneficially own or may be deemed to beneficially own an aggregate of 1,385,983 shares of the Company’s Common Stock, which represents approximately 5.85% of the outstanding shares of Common Stock of the Company based on 23,708,618 shares of the Company’s Common Stock outstanding on February 25, 2009 as reported in the Company’s Form 10-K for the year ended December 31, 2008 filed with the Commission on February 27, 2009, and which includes:

•	1,189,983 shares of Common Stock held in Trust by Mr. McGrath and Ms. McGrath;

•	152,000 shares which may be purchased upon the exercise of stock options granted to Mr. McGrath within 60 days of the date hereof; and

•	44,000 shares which may be purchased upon the exercise of stock options granted to Ms. McGrath within 60 days of the date hereof.

(b) The information set forth on the cover pages of this Statement and Item 5(a) hereof is incorporated herein by reference. As of the date hereof, each of Mr. McGrath and Ms. McGrath holds sole dispositive and voting power over an aggregate of 0 shares of the Company’s Common Stock and shared dispositive and voting power over an aggregate of 1,385,983 shares of the Company’s Common Stock beneficially owned by them, consisting of all of the shares identified in Item 5(a) hereof.

(c) The information provided in Items 1-4 hereof is incorporated herein by reference. The following transactions are reflected in the percentages and share amounts reported on the cover page of this Statement and Item 5(a) and (b) hereof:

On February 27, 2009, Mr. McGrath was granted 4,000 Restricted Stock Units (collectively, the “RSUs”) under the Company’s 2007 Stock Incentive Plan, each representing a contingent right to receive one share of Common Stock upon satisfaction of the vesting requirement set forth in the RSUs. The award was as a result of Mr. McGrath’s service as a director and the Chairman of the Board of Directors of the Company as described in Item 4 hereof. The RSUs are excluded from Mr. McGrath’s and Ms. McGrath’s beneficial ownership as such RSUs are not exercisable within 60 days of the date hereof.

On March 10, 2009, Mr. McGrath and Ms. McGrath purchased 100,000 shares of Common Stock of the Company. The purchase was made on the open market in broker transactions at prices ranging from $12.75 per share to $15.49 per share, with 20,000 shares purchased at a price per share less than or equal to $13.00, 30,561 shares purchased at a price per share between $13.01 and $14.00, 39,439 shares purchased at a price per share between $14.01 and $15.00 and 10,000 shares purchased at a price per share between $15.01 and $15.49.

No other transactions in the Company’s Common Stock were effected during the 60 days prior to the date hereof by Mr. McGrath or Ms. McGrath.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. McGrath or Ms. McGrath and any person with respect to any securities of the Company including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits of loss, or the giving or withholding of proxies.

CUSIP No. 580589	Page 6 of 7

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.1	Joint Filing Agreement, dated March 20, 2009, by and between Mr. McGrath and Ms. McGrath.

CUSIP No. 580589	Page 7 of 7

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 20, 2009

By:	/s/ Robert P. McGrath
Robert P. McGrath

By:	/s/ Joan M. McGrath
Joan M. McGrath